04039764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 32 to
Form CB/A

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab Limited ('Tab') disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*

2. Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP Holdings Limited ('TABCORP'), a notice of variation extending the offer period, a supplementary bidder's statement lodged with the Australian Securities and Investments Commission ('ASIC') on May 4, 2004 and a flyer entitled '9 good reasons'.*

3. Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*

4. Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.*

5. Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*

6. Documents posted to Tab shareholders on July 21, 2004, being one of two different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*

7. Documents posted to certain Tab shareholders on July 30, 2004, being (as appropriate) one of three different letters from the Chairman, a notice of variation extending the offer period and a notice of variation increasing the offer consideration.*

8. Documents posted to certain Tab shareholders on August 5, 2004, being (as appropriate) a letter to continuing Tab shareholders and a letter concerning Australian capital gains tax consequences of any subsequent sale of TABCORP shares received under the bid.*

9. Documents posted to certain Tab shareholders on August 9, 2004, being a letter to those holders of outstanding Tab share enclosing a compulsory acquisition notice.**

Part II – Information not Required to be sent to Security Holders

A. Bidder's Statement lodged with the ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ('ASX') since its annual financial report for the year ended June 30, 2003 was

* Previously furnished.

** Furnished herewith.

lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB Limited ('UNiTAB') for the ordinary shares of Tab.*

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

O. ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*

R. ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*

S. ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*

T. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*

U. ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer

---

* Previously furnished.

** Furnished herewith.

Conditions'.*

V. ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*

W. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 24, 2004.*

X. ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.*

Y. Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*

Z. ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*

AA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*

BB. ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

CC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*

DD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*

EE. ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*

FF. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*

GG. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*

HH. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*

II. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*

JJ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*

KK. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*

---

* Previously furnished.

** Furnished herewith.

LL. ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

MM. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

NN. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 16, 2004.*

OO. ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

PP. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 21, 2004.*

QQ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.*

RR. ASX Announcement by TABCORP dated June 23, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

SS. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.*

TT. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.*

UU. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

VV. ASX Announcement by TABCORP dated July 1, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

WW. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 2, 2004.*

XX. ASX Announcement by TABCORP dated July 2, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Remaining Offer Conditions'.*

YY. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 5, 2004.*

ZZ. ASX Announcement by TABCORP dated July 5, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

AAA. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 6, 2004.*

BBB. ASX Announcement by TABCORP dated July 6, 2004 entitled 'TABCORP takes

---

* Previously furnished.

** Furnished herewith.

management control of Tab Limited'.*

CCC. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 7, 2004.*

DDD. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 8, 2004.*

EEE. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 12, 2004.*

FFF. ASX Announcement dated July 13, 2004 entitled '*Corporations Act 2001* (Cth) – Notice under section 630(3)'.*

GGG. ASX Announcement by TABCORP dated July 13, 2004 entitled 'Post 2012 Review of Victorian Gambling Licences'.*

HHH. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 14, 2004.*

III. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 16, 2004.*

JJJ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 19, 2004.*

KKK. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 20, 2004.*

LLL. ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Determination of the Share Component of the Bid Consideration'.*

MMM. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 21, 2004.*

NNN. ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

OOO. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 22, 2004.*

PPP. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 26, 2004.*

QQQ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 27, 2004.*

RRR. ASX Announcement by TABCORP dated July 27, 2004 entitled 'TABCORP receives acceptances for 90% of Tab Limited'.*

---

* Previously furnished.

** Furnished herewith.

SSS. ASX Announcement by TABCORP dated July 30, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Variation of Offer Consideration'.*

TTT. ASX Announcement by TABCORP dated August 2, 2004 entitled 'Notification of Substantial Shareholding'.*

UUU. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 3, 2004.*

VVV. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 5, 2004.*

WWW. ASX Announcement by TABCORP dated August 5, 2004 entitled 'Closing Date for Bid and Details Concerning Bid Consideration'.*

XXX. ASX Announcement by TABCORP dated August 6, 2004 entitled 'Compulsory Acquisition Notice'.*

YYY. ASX Announcement by TABCORP dated August 6, 2004 entitled 'A New Dawn for Thoroughbred Racing'.**

ZZZ. ASX Announcement by TABCORP dated August 9, 2004 entitled 'Notice Under Listing Rule 17.4'.**

Part III – Consent to Service of Process

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

* Previously furnished.

** Furnished herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________
Peter Caillard
Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: ______________________
Peter Caillard
Director

EXHIBIT INDEX

Exhibit	Description	Page
1	Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*	
2	Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period, a supplementary bidder's statement lodged with ASIC on May 4, 2004 and a flyer entitled '9 good reasons'.*	
3	Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.*	
4	Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.*	
5	Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*	
6	Documents posted to Tab shareholders on July 21, 2004, being one of two different letters from the Chairman of TABCORP and a notice of variation extending the offer period.*	
7	Documents posted to certain Tab shareholders on July 30, 2004, being (as appropriate) one of three different letters from the Chairman, a notice of variation extending the offer period and a notice of variation increasing the offer consideration.*	
8	Documents posted to certain Tab shareholders on August 5, 2004, being (as appropriate) a letter to continuing Tab shareholders and a letter concerning Australian capital gains tax consequences of any subsequent sale of TABCORP shares received under the bid.*	
9	Documents posted to certain Tab shareholders on August 9, 2004, being a letter to those holders of outstanding Tab share enclosing a compulsory acquisition notice.**	14
A	Bidder's Statement lodged with ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*	
B	The annual financial report for TABCORP for the year ended	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
	June 30, 2003.*	
C	The annual financial report for Jupiters Limited for the year ended June 30, 2003.*	
D	The half-year financial report for TABCORP for the half year ended December 31, 2003.*	
E	All continuous disclosure notices given by TABCORP to ASX since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*	
F	Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*	
G	Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*	
H	The financial half year report for Tab for the period ended December 31, 2003.*	
I	Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.*	
J	UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*	
K	UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*	
L	UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*	
M	ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*	
N	ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*	
O	ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*	
P	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*	
Q	ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*	
R	ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*	
S	ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*	
T	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*	

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

* Previously furnished.
** Furnished herewith.

Exhibit	Description	Page
OO	ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
PP	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 21, 2004.*	
QQ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.*	
RR	ASX Announcement by TABCORP dated June 23, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
SS	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.*	
TT	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.*	
UU	ASX Announcement by TABCORP dated June 29, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
VV	ASX Announcement by TABCORP dated July 1, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*	
WW	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 2, 2004.*	
XX	ASX Announcement by TABCORP dated July 2, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Remaining Offer Conditions'.*	
YY	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 5, 2004.*	
ZZ	ASX Announcement by TABCORP dated July 5, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*	
AAA	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 6, 2004.*	
BBB	ASX Announcement by TABCORP dated July 6, 2004 entitled 'TABCORP takes management control of Tab Limited'.*	
CCC	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 7, 2004.*	
DDD	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 8, 2004.*	
EEE	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 12, 2004.*	
FFF	ASX Announcement dated July 13, 2004 entitled '*Corporations Act 2001* (Cth) – Notice under section 630(3)'.*	
GGG	ASX Announcement by TABCORP dated July 13, 2004 entitled 'Post 2012 Review of Victorian Gambling Licences'.*	
HHH	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 14, 2004.*	
III	Form 604 'Notice of change of interests of substantial holder'	

* Previously furnished.

** Furnished herewith.

Exhibit	Description	Page
	from TABCORP Investments No.4 Pty Ltd dated July 16, 2004.*	
JJJ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 19, 2004.*	
KKK	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 20, 2004.*	
LLL	ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Determination of the Share Component of the Bid Consideration'.*	
MMM	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 21, 2004.*	
NNN	ASX Announcement by TABCORP dated July 20, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*	
OOO	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 22, 2004.*	
PPP	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 26, 2004.*	
QQQ	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated July 27, 2004.*	
RRR	ASX Announcement by TABCORP dated July 27, 2004 entitled 'TABCORP receives acceptances for 90% of Tab Limited'.*	
SSS	ASX Announcement by TABCORP dated July 30, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Variation of Offer Consideration'.*	
TTT	ASX Announcement by TABCORP dated August 2, 2004 entitled 'Notification of Substantial Shareholding'.*	
UUU	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 3, 2004.*	
VVV	Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated August 5, 2004.*	
WWW	ASX Announcement by TABCORP dated August 5, 2004 entitled 'Closing Date for Bid and Details Concerning Bid Consideration'.*	
XXX	ASX Announcement by TABCORP dated August 6, 2004 entitled 'Compulsory Acquisition Notice'.*	
YYY	ASX Announcement by TABCORP dated August 6, 2004 entitled 'A New Dawn for Thoroughbred Racing'.**	17
ZZZ	ASX Announcement by TABCORP dated August 9, 2004 entitled 'Notice Under Listing Rule 17.4'.**	21

* Previously furnished.

** Furnished herewith.

MELBOURNE:45608.1

Exhibit 9

TABCORP Investments No.4 Pty Ltd
ABN 74 108 197 084

All Registry communications to:
C/- ASX Perpetual Registrars Limited
GPO Box 1736, Melbourne, Vic. 3001
Telephone: 1300 665 661
(03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Australian Securities & Investments Commission

form **6021**

Notice of

compulsory acquisition following takeover bid

Corporations Act 2001
661B(1)(a)

To the person named above

Securities of Tab Limited (ABN 17 081 765 308) (the "Company")

1. Under an Off-Market Bid offers were made by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (the "Bidder") in respect of the acquisition of fully paid ordinary shares in the Company. The offers are scheduled to close on 13 August 2004 at 7.00pm (Sydney time).

2. You are, or are entitled to be, registered as the holder of:

   (a) securities in respect of which an offer was made, but have not accepted the takeover offer; and/or

   (b) securities issued under an employee share scheme to which restrictions on transfer apply, being fully paid ordinary shares in the Company issued under and subject to the Tab Employee Performance Share Plan or the Tab Employee Savings Share Plan.

3. The Bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 (the "Act") that the Bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.

4. Under section 661D of the Act, you have the right, by notice in writing given to the Bidder within one month after this notice is lodged with ASIC, to ask the Bidder for a written statement of the names and addresses of everyone else the Bidder has given this notice to.

5. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

6. The Bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before this notice was given.

7. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 5 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the Bidder must comply with paragraph 6 of this notice.

David Elmslie

Director, TABCORP Investments No.4 Pty Ltd

6 August 2004

TABCORP

tablimited

TABCORP Holdings Limited
ABN 66 063 780 709

Tab Limited
ABN 17 081 765 308

6 August 2004

Dear Tab shareholder,

TABCORP's wholly owned subsidiary TABCORP Investments No.4 Pty Ltd has received acceptances for more than 90% of Tab shares under its takeover offer and now is entitled to acquire compulsorily your Tab shares. Accordingly, enclosed is a formal notice of compulsory acquisition under the Corporations Act.

TABCORP's offer will close at 7.00pm (Sydney time) on 13 August 2004 and will not be extended.

If you accept the TABCORP offer before it closes, you will be paid (at the latest) within one month of TABCORP's share registry processing your valid acceptance.

If you do not accept the TABCORP offer before it closes, your Tab shares will be acquired compulsorily. The acquisition will occur on the same terms (including consideration) as those offered under the TABCORP offer, **however, it will take longer for you to receive payment and you may be ineligible to receive TABCORP's 2004 final dividend.** Tab will contact you separately within 1 - 2 months in relation to the procedure for claiming your consideration under the compulsory acquisition process.

You should have received recently an acceptance form for the TABCORP offer that was enclosed with a letter dated 30 July 2004.

If you have any questions about compulsory acquisition or accepting the TABCORP offer, please call the TABCORP Offer Information Line on 1800 010 202 (within Australia) or +61 2 9240 7442 (outside Australia).

Yours sincerely,

Michael Robinson
Chairman

FD037CA

Exhibit YYY

TVN.com.au racing reloaded

TABCORP

MEDIA RELEASE

Friday 6 August 2004

A NEW DAWN FOR THOROUGHBRED RACING

The long running dispute over premier thoroughbred racing media rights has been resolved following an agreement struck between TVN and TABCORP in Melbourne today.

TABCORP assumed control of the SKY Channel business when the TAB Limited takeover was successful less than a month ago and entered into constructive negotiations aimed at ending the impasse.

TVN, the racing-established media company that holds the rights to Australian Jockey Club, Sydney Turf Club, Victoria Racing Club, Melbourne Racing Club, Moonee Valley Racing Club and Victorian country racing, has consistently argued for a better deal for racing and improved promotion of the sport.

"Thanks to strong commitment from our member clubs – we can now look forward to a new future for thoroughbred racing with the full support of TABCORP," Harold Mitchell AO, TVN Chairman said today.

The new owners of SKY Channel are equally pleased with the result –

"TABCORP is delighted with the agreement – it really is a win for punters and all parties involved," Matthew Slatter, Chief Executive Officer, TABCORP said.

"We lost no time after the takeover in seeking the support of racing to reach an agreement that we believe, provides the best outcome for the industry as a whole. The deal demonstrates TABCORP's commitment to working with racing to deliver a great wagering service to punters," said Mr Slatter.

The agreement between TABCORP and TVN includes two principle elements –

1. Establish a 50/50 Joint Venture Media entity to:
   - Produce a new thoroughbred racing and sports channel
   - Launch this new channel by the end of the year to PubTAB and ClubTAB operators, TAB operators. It is also the intention to launch the new thoroughbred and sports channel via the domestic PayTV basic service.
   - Enhance and exploit Australian racing's media rights in the international arena to a greater audience and customer base.
   - Exploit Australian racing's new media rights.

2. Return Sydney racing to the current SKY Channel service that is available across Australia in pubs, clubs and agencies and via domestic Pay TV tomorrow.

Specific details on the Joint Venture will be determined by a Joint Venture Working Party from both organisations. It is expected the benefits will flow through to race clubs, pub and club tab operators and punters.

"All the way along, we have held firm in our resolve to have control over racing's destiny and this is now possible with today's JV announcement," Mr Mitchell said.

"Australian thoroughbred racing can now be opened up to a broader audience and presented in a way that highlights the excitement and passion of this magnificent sport," Mitchell said.

Harold Mitchell said, "New markets are critical to thoroughbred racing and this new move to ramp up the exploitation of international rights is a great foundation for the future success of Australian racing."

"TABCORP, now the fifth largest gambling and entertainment company in the world, is a perfect partner to showcase Australian racing overseas and we are excited by the opportunities that will unfold for our valued customers," Mr Slatter said.

Harold Mitchell said, "The new thoroughbred and sports channel will be like nothing we have seen in Australia – but will have everything we have been saying is missing.

"It will provide sheer thoroughbred racing and sports entertainment, a modern magazine feel with plenty of interviews, stories, news and information," said Mr Mitchell.

"It will really be a new way to promote racing out to a wider audience," the TVN Chairman said.

[Ends]

MEDIA ENQUIRIES:
Harold Mitchell, TVN Chairman - 0418 363 361
Bruce Tobin, General Manager – Public Affairs, TABCORP – 03 9868 2508

Exhibit ZZZ

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

9 August 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD
NOTICE UNDER LISTING RULE 17.4

In accordance with ASX Listing Rule 17.4, attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) (a wholly owned subsidiary of TABCORP Holdings Limited), is a copy of the compulsory acquisition notice sent to outstanding holders of ordinary shares in Tab Limited (ABN 17 081 765 308) (***Tab***) on or before 9 August 2004 under section 661B of the *Corporations Act 2001* (Cth). Also attached is a copy of a letter from the Chairman of TABCORP Holdings Limited to the outstanding Tab shareholders, which was sent with the compulsory acquisition notice.

In accordance with ASX Listing Rule 17.4, Bidder understands that ASX will arrange for suspension from official quotation of the ordinary shares in Tab five business days after the date of this notice.

Peter Caillard
Company Secretary
TABCORP Holdings Limited

TABCORP

TABCORP Investments No.4 Pty Ltd
ABN 74 108 197 084

All Registry communications to:
C/- ASX Perpetual Registrars Limited
GPO Box 1736, Melbourne, Vic. 3001
Telephone: 1300 665 661
(03) 9615 9780
Facsimile: (03) 9615 9900
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Australian Securities & Investments Commission

form **6021**

Corporations Act 2001
661B(1)(a)

Notice of
compulsory acquisition following takeover bid

To the person named above

Securities of Tab Limited (ABN 17 081 765 308) (the "Company")

1. Under an Off-Market Bid offers were made by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (the "Bidder") in respect of the acquisition of fully paid ordinary shares in the Company. The offers are scheduled to close on 13 August 2004 at 7.00pm (Sydney time).

2. You are, or are entitled to be, registered as the holder of:

   (a) securities in respect of which an offer was made, but have not accepted the takeover offer; and/or

   (b) securities issued under an employee share scheme to which restrictions on transfer apply, being fully paid ordinary shares in the Company issued under and subject to the Tab Employee Performance Share Plan or the Tab Employee Savings Share Plan.

3. The Bidder hereby gives you notice under subsection 661B(1) of the Corporations Act 2001 (the "Act") that the Bidder has become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desires to acquire those securities.

4. Under section 661D of the Act, you have the right, by notice in writing given to the Bidder within one month after this notice is lodged with ASIC, to ask the Bidder for a written statement of the names and addresses of everyone else the Bidder has given this notice to.

5. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

6. The Bidder is entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before this notice was given.

7. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 5 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the Bidder must comply with paragraph 6 of this notice.

David Elmslie

Director, TABCORP Investments No.4 Pty Ltd

6 August 2004

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

tablimited

Tab Limited
ABN 17 081 765 308

6 August 2004

Dear Tab shareholder,

TABCORP's wholly owned subsidiary TABCORP Investments No.4 Pty Ltd has received acceptances for more than 90% of Tab shares under its takeover offer and now is entitled to acquire compulsorily your Tab shares. Accordingly, enclosed is a formal notice of compulsory acquisition under the Corporations Act.

TABCORP's offer will close at 7.00pm (Sydney time) on 13 August 2004 and will not be extended.

If you accept the TABCORP offer before it closes, you will be paid (at the latest) within one month of TABCORP's share registry processing your valid acceptance.

If you do not accept the TABCORP offer before it closes, your Tab shares will be acquired compulsorily. The acquisition will occur on the same terms (including consideration) as those offered under the TABCORP offer, **however, it will take longer for you to receive payment and you may be ineligible to receive TABCORP's 2004 final dividend.** Tab will contact you separately within 1 - 2 months in relation to the procedure for claiming your consideration under the compulsory acquisition process.

You should have received recently an acceptance form for the TABCORP offer that was enclosed with a letter dated 30 July 2004.

If you have any questions about compulsory acquisition or accepting the TABCORP offer, please call the TABCORP Offer Information Line on 1800 010 202 (within Australia) or +61 2 9240 7442 (outside Australia).

Yours sincerely,

Michael Robinson
Chairman

FD037CA